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                                                               EXHIBIT (a)(5)(i)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



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                                                      :
MARY GORTON,                                          :
                                                      :
                        Plaintiff,                    :
                                                      :
         -against-                                    :
                                                      :
                                                      :  Civil Action No. 20119
J. MICHAEL NORRIS, GRAY BENOIST,                      :
WALTER CLAY, EUGENE DELANEY, ALEX                     :
GOOD, CRAIG KORNBLAU, PAUL                            :
LATCHFORD, MOTOROLA, INC., and NEXT                   :
LEVEL COMMUNICATIONS, INC.                            :
                                                      :
                           Defendants.                :
                                                      :
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                             CLASS ACTION COMPLAINT

         Plaintiff alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                              NATURE OF THE ACTION

1. Plaintiff brings this action on behalf of herself and all other public shareholders of Next Level Communications, Inc. ("Next Level" or the "Company") who are threatened with the deprivation of the value of their shares of Next Level common stock.

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2.  Plaintiff seeks, INTER ALIA, to enjoin Motorola, Inc. ("Motorola") from acquiring all the shares of the Next Level class A common stock that it currently does not own for inadequate consideration. Motorola already owns 74% of Next Level's outstanding stock. Plaintiff also seeks damages in the event the transaction is consummated.

                                   THE PARTIES

3. Plaintiff Mary Gorton is the owner of approximately 45,000 shares of common stock of Next Level and has been the owner continuously of such shares prior to the wrongs complained of herein.

4. Next Level is a corporation organized and existing under the laws of the State of Delaware with its principal offices located at 6085 State Farm Drive, Rohnert Park, CA, 94928. Next Level is a worldwide leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office.

5. Defendant J. Michael Norris ("Norris") is, and at all relevant times, has been, the Chairman of the Board of Directors and the Chief Executive Officer and President of Next Level. Norris had been at Motorola for 29 years prior to coming to Next Level. His last positions there were as a Senior Vice President and General Manager of its Network Management Group.

6. Defendant Eugene Delaney is, and at all relevant times, has been a member of the Board of Directors of Next Level and a Senior Vice President and General Manager of Motorola.

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7.  Defendant Gray Benoist is, and at all relevant times, has been a member of the Board of Directors of Next Level and the Corporate Vice President, Personal Communications Center of Motorola.

8. Defendants Walter Clay, Alex Good, Craig Kornblau, and Paul Latchford Jr. are, and have been at all times relevant hereto, directors of Next Level.

9. The Individual Defendants, as executives and directors of Next Level, owe fiduciary duties of good faith, fair dealing, loyalty, due care, and candor to plaintiff and the other public shareholders of Next Level.

10. Motorola is a corporation organized under the laws of the state of Delaware with its principal offices located at 1303 E. Algonquin Road, Schamburg, Illinois. Motorola is a global leader in providing integrated communications and embedded electronic solutions.

11. Motorola, as a majority shareholder of Next Level, owes the same fiduciary duties to the minority shareholders of Next Level and may not use its majority position to wrongfully benefit itself at the minority shareholders' expense.

                            CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of this Court, on behalf of all other stockholders of Next Level or their successors in interest, who are threatened by the wrongs complained of herein (the "class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

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13. The action is properly maintainable as a class action for the following reasons:

          a. The Class is so numerous that joinder of all members is impracticable. There are approximately 20 million shares of Next Level common stock in the public float. The holders of these shares are geographically dispersed throughout the United States. Next Level common stock is listed and actively traded on the NASDAQ National Market.

          b. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

                     (i) whether the proposed transaction is unfair to the Class;

                     (ii) whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

                     (iii) whether defendants have breached their duties of fair dealing and loyalty owed by them to plaintiff and the other members of the Class;

          c. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          d. The plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                             SUBSTANTIVE ALLEGATIONS

14. On January 13, 2003, Motorola, the current owner of 74% of the common shares of Next Level, announced its intention to acquire the remaining outstanding shares of Next Level common stock it does not own for $1.04 per share. Motorola stated that it expects to commence the Tender Offer as soon as practicable, to be followed by a merger for untendered shares.

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15. The purpose of the proposed transaction is to enable Motorola to acquire one hundred (100%) percent equity ownership of Next Level and its valuable assets for its own benefit at the expense of Next Level's public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

16. The proposed transaction is the product of unfair dealing, and the price of $1.04 cash per share to be paid to Class members is inadequate and unfair. Although $1.04 per share represents a premium over the trading price of Next Level common stock on the day prior to the announcement ($0.90), that price is not reflective of the Company's value, especially considering that as recently as November 27, 2002, the stock was trading at $1.19 per share and in the past year traded as high as $3.40 per share. Motorola plainly is taking advantage of the current severe weakness in the broadband sector, which has been impacted adversely these past few weeks, to acquire Next Level at a bargain basement price.

17. In light of Motorola's control of Next Level, the inherent conflict of interests of those Individual Defendants who hold executive and director positions with both Motorola and Next Level and the fact that all the directors have been selected by and are beholden to Motorola for their offices, Next Level's directors cannot protect the interests of Next Level's public shareholders with undivided loyalty in any transaction, such as the proposed freeze-out, involving Motorola.

18. On January 14, 2003, the day after the announcement of the proposed transaction, Next Level's stock was trading at $1.30 per share, strongly suggesting that the market believes that the offered price is grossly inadequate.

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19. Because Motorola dominates and controls the financial, business and corporate affairs of Next Level and possesses private corporate information concerning Next Level's assets, businesses and future prospects, there is an imbalance and disparity of knowledge and economic power between Motorola and the public stockholders of Next Level which makes it inherently unfair for Motorola to pursue the proposed transaction.

20. As a result of the actions of Motorola, with the acquiescence of the individual defendants, plaintiff and the other members of the Class will be severely harmed in that they will not receive the fair value of Next Level's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Next Level's common stock.

21. Plaintiff and the Class will suffer irreparable damage unless Motorola is enjoined from carrying out the aforesaid plan and scheme.

22. Plaintiff has no adequate remedy at law.

                WHEREFORE, plaintiff demands judgment as follows:

                (1) declaring this to be a proper class action and certifying plaintiff as the Class representative;

                (2) enjoining, preliminarily and permanently, the proposed freeze-out of Next Level's public shareholders;

                (3) to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction or awarding the Class rescissory damages;

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                (4) directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and expert(s); and

                (6) granting such other further relief as the Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.



                                       By:
                                          --------------------------------------
                                             919 North Market Street
                                             Suite 1401
                                             P.O. Box 1070
                                             Wilmington, Delaware  19899
                                             (302) 656-4433

                                             Attorneys for Plaintiff


OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY  10022
(212) 759-4600